Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 9, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10258
Balanced Income Equity and ETF Portfolio, Series 57
(the “Trust”)
CIK No. 1929835 File No. 333-266154

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that while distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. As such, the Trust respectfully declines to add distressed debt securities to the Portfolio Selection Process section.

2.Please specify the duration and/or maturity of the Securities that will be held by the Trust.

Response:The Trust notes that maturity and duration are only a subset of criteria considered for the quality and character of the securities held by the ETFs, which is one of a number of factors considered by First Trust’s research department in selecting ETFs for the Trust. As such, there are no specific bright line criteria relating to maturity or duration. These factors are are balanced to varying degrees based on current economic conditions. The Trust refers the Staff to the current disclosure, which states that the research department currently favors Funds with shorter average durations and maturities given rising interest rates.

3.The Staff notes that the disclosure states that the Common Stocks selected have a dividend yield greater than the S&P 500® Index. Please revise the disclosure to clarify what period dividend yield is measured as of.

Response: The Trust confirms that the disclosure will be revised to state that dividend yield of the Common Stocks is measured against the current yield of the S&P 500.

4.The Staff notes that the disclosure states that “[t]he companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not.” Please revise the disclosure to define/explain estimated value and relative valuation similar to the disclosure contained in other Trusts.

Response: In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The Sponsor's selection process begins by examining the historical financial results of the Common Stocks from the initial universe. An estimated value is calculated for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not.”

Risk Factors

5.If the Funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

6.If the Trust will have material exposure to China, please disclose the risks associated with investments in China.

Response: If the Trust has material exposure to China, based on its final portfolio, relevant risk disclosure will be added to the Trust’s prospectus.

7.Please include the risks of investing in small and/or mid-capitalization companies, as the “Additional Portfolio Contents” section states the Trust will invest in companies with various market capitalizations.

Response: If, based on its final portfolio, the Trust has exposure to small and/or mid-capitalization companies either directly or through the underlying Funds, relevant risk disclosure will be added to the Trust’s prospectus. Otherwise, the “Additional Portfolio Contents” section will be revised.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon